

January 7, 2011

Timothy C. Barabe
Executive Vice President and Chief Financial Officer
Affymetrix, Inc.
3420 Central Expressway
Santa Clara, CA 95051

      Re: Affymetrix, Inc.
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 1, 2010
              File No. 000-28218

Dear Mr. Barabe:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Brian R. Cascio
                  Accounting Branch Chief